

SECU[illegible] 07002469 [illegible]SION


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vantage Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8010 Arco Corporate Drive, Suite 175
(No. and Street)

Raleigh,	NC	27617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Ashton (919) 281-3007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite, Suite 600, Denver, CO 80237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vantage Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCILLE T. ZANE
NOTARY PUBLIC
CHATHAM COUNTY, N.C.

Signature

CEO

Title

Notary Public MY COMMISSION EXPIRES 4/22/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vantage Securities, Inc.
Table of Contents

	Page
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Report on Internal Control	10-11


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

Vantage Securities, Inc.

As of and for the Year Ended
December 31, 2006



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Vantage Securities, Inc.

We have audited the accompanying statement of financial condition of Vantage Securities, Inc., as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vantage Securities, Inc., as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 9, 2007

Vantage Securities, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	156,410
Income tax refunds receivable		82,748
Prepaid expenses		5,182
	$	244,340

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable, related party	$	69,519
Accrued expenses		5,580
		75,099
STOCKHOLDER'S EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized		-
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Paid-in capital		207,523
Accumulated (Deficit)		(46,782)
		169,241
	$	244,340

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2006

REVENUES:	
Commissions	$ 3,303,457
Interest Income	1,715
Total revenue	3,305,172
EXPENSES:	
License and marketing fees	1,903,684
Administrative services	121,900
Employee compensation	993,900
Professional services	307,302
Regulatory fees	19,742
Other operating	108,698
Total expenses	3,455,226
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(150,054)
(Benefit) from income taxes	(51,948)
NET (LOSS)	$ (98,106)

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2006

	Common Stock		Additional Paid in Capital	Retained Earnings Accumulated (Deficit)	Total
	Shares	Amount			
Balance December 31, 2005	8,500,000	$ 8,500	$ 207,523	$ 51,324	$ 267,347
Net (loss)	-	-	-	(98,106)	(98,106)
Balance December 31, 2006	8,500,000	$ 8,500	$ 207,523	$ (46,782)	$ 169,241

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net (loss)	$ (98,106)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Changes in:	
Income tax refunds receivable	28,496
Prepaid expenses	5,421
Accrued expenses	(2,718)
Accounts payable, related parties	13,991
Net cash (used in) operating activities	(52,916)
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET (DECREASE) IN CASH	(52,916)
CASH AT BEGINNING OF YEAR	209,326
CASH AT END OF YEAR	$ 156,410
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ 19,450

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 1 – Summary of significant accounting policies

Organization

Vantage Securities, Inc. (the "Company" or "Vantage"), formerly MAS Capital Securities, Inc., was incorporated as MAS Trade.net, Inc. on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc. Until November 2002, the Company was wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The name was then changed to Vantage Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary source of revenue during 2006 was third party wholesale fees received on the sale of insurance products thru other broker-dealers.

Revenue recognition

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Wholesale fees on the sale of insurance products to other broker-dealers are recognized when the sales are completed, the amounts can be reasonably estimated and the collection assured. Typically, revenue is recognized in the month following the production.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments are cash, income tax refund receivable, and accounts payable. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

Concentrations

From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

During 2006, all of the Company's sales have been insurance products of two customers. There are several other such companies available with which to transact business that the company is pursuing. The Company does not believe it has significant risks associated with this customer.

Note 2 – Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards aggregating approximately $151,000, which expire through 2022. The net deferred tax asset resulting from these carryforwards has been fully reserved. The Company is limited to utilization of these carryforwards to $2,034 per year by Section 382 of the Internal Revenue Code. The Company has no permanent differences and any temporary differences primarily relate to the timing of certain accrued expenses.

As of December 31, 2006, the Company has income tax refunds receivable of $82,748. Of this amount, $19,750 was for estimated income tax payments made during the year in excess of its liability, $11,350 of payments in excess of liabilities in the prior year and the current year benefit from income taxes of $51,948. During 2006, the Company incurred a loss of approximately $150,000 which can be carried back to the prior years. Accordingly, refunds of income taxes paid for those years are recoverable. This tax benefit is recorded in income tax refunds receivable in the accompanying financial statements.

Note 3 – Capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $81,311, which was $76,305 in excess of its required net capital of $5,006.

Note 4 – Related party transactions

Effective December 1, 2003, the Company entered into an Expense Allocation Agreement with VAG. This agreement has been amended several times. Under this agreement, the Company pays VAG a monthly fee ranging from $5,600 to $13,300 per month in 2006 for expense allocations, plus a license fee ranging from 27% to 90%, which approximates 80% of revenues less marketing allowances and commission expense. During 2006, the Company paid VAG, related to this agreement, a total of $1,657,431 for license and marketing fees and $121,900 for expense allocations. In addition, in connection with the Company's office relocation, it paid VAG a total of $105,450 in relocation expenses which are included in other operating expenses in the accompanying financial statements.

On January 1, 2004, the Company entered into an Investment Advisory Service agreement with Vantage Advisors, LLC. Under the provisions of this agreement, Vantage Advisors, LLC, will provide specified services for a fee, payable quarterly, equal to 0.05% of assets in the asset allocation program, as defined. During 2006 the Company paid Vantage Advisors, LLC, $262,754 for advisory services, which is included in professional services in the accompanying financial statements.

These agreements all terminated on December 31, 2006.

Vantage Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2006

Stockholder's equity per Statement of Financial Condition	$	169,241
Less: Nonallowable assets		(87,930)
Haircut on securities		-
Net capital	$	81,311
Aggregate indebtedness - items included in financial statements	$	75,099
Basic net capital requirement ($5,000 minimum)	$	5,006
Excess net capital	$	76,305
Ratio aggregate indebtedness to net capital		92%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Computation For Determination of Reserve Requirements Under Rule 15c3-3

Vantage Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(K)(1).

Information Relating to the Possession and Control Requirements Under Rule 15c3-3

Vantage Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(K)(1).



STARK • WINTER • SCHENKEIN

To the Shareholder of
Vantage Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Vantage Securities, Inc. (the Company), for the year ended December 31, 2006, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 9, 2007

END